Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, PhD	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256
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TRIB@redchip.com

Trinity Biotech Announces Successful Clinical Results For Its
Enhanced Epicapture™ Prostate Cancer Test

-     Test Now Incorporates Enhanced Machine Learning Risk Prediction Algorithm

-     Plans Underway To Commercialise Testing Service Through Trinity Biotech’s New York Reference Laboratory

DUBLIN, Ireland and New York, United States of America (March 23, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a global diagnostics company, today announced successful results from a clinical study of a new, enhanced version of its EpiCapture™ prostate cancer test, engineered to deliver higher precision risk prediction of aggressive prostate cancer.

This next-generation version of EpiCapture™ utilizes machine learning tools that integrate additional patient features, including patient ethnicity in conjunction with the DNA biomarkers, enabling the test to generate more accurate, individualized risk prediction scores. This enhanced approach addresses a well-documented challenge in oncology diagnostics: meaningful performance variation across different demographic and ethnic groups, particularly in prostate cancer where incidence and severity differ significantly among populations.

A Less Invasive, More Accessible Diagnostic Pathway

EpiCapture™, as a urine liquid biopsy test, offers a simpler and more accessible alternative to traditional diagnostic methods for assessing high-grade prostate cancer risk. Current approaches — including high resolution MRI scans, which are often costly and limited in availability, and needle biopsies, which may expose patients to infection risk and other complications — present significant barriers to early and accessible detection.

Prostate cancer is the most common non-skin cancer among men in the U.S., with about 1 in 8 men diagnosed during their lifetime and U.S. national expenditures for prostate cancer care recently estimated to be over $20 billion annually1. The ability to accurately monitor prostate cancer progression is critical, as the disease can often be slow-growing, and unnecessary invasive interventions, such as prostate biopsies, can lead to significant complications.

1 https://progressreport.cancer.gov/after/economic_burden

Clinical Validation Across 750 Patient Samples

The performance of the upgraded test was evaluated in a comprehensive clinical study involving approximately 750 patient samples, representing a substantially larger and more ethnically diverse cohort than EpiCapture’s earlier studies. The study was conducted independently by a specialist bioinformatics research partner, to ensure rigorous and independent validation of the diagnostic performance obtained with the next-generation EpiCapture™ algorithm.

Results from this latest study indicate that the new version of the EpiCapture™ test delivers clinical accuracy (Area Under the Curve, AUC) of 85%—a level considered strong and clinically useful within the oncology diagnostics field. These data underscore the potential of EpiCapture™ to improve early identification of patients at risk of aggressive prostate cancer, enabling more informed clinical decision making and personalized care pathways.

These findings will now be submitted for publication in a peer reviewed oncology journal.

Commercialization Pathway

Trinity Biotech plans to commercialize the EpiCapture™ test as a proprietary Laboratory Developed Test (LDT) through its New York State Department of Health certified diagnostics reference laboratory. This strategy allows for the rapid roll-out of this precision oncology testing service to patients across the U.S.

A Strategic Entry into Oncology and Precision Medicine

EpiCapture™ marks Trinity Biotech’s first entry into the precision oncology diagnostics market, representing a significant milestone in the Company’s strategic evolution toward precision medicine applications. The development of the enhanced EpiCapture™ test reflects Trinity Biotech’s commitment to leveraging its scientific expertise, bioinformatics capabilities, and clinical infrastructure to address unmet needs in high burden disease areas.

John Gillard, President and Chief Executive Officer of Trinity Biotech, commented:

“The enhanced EpiCapture test represents a major step forward for prostate cancer risk prediction and underscores further significant progress in our broader innovation agenda.  This is a strong example of how we are expanding into precision medicine and building a portfolio of advanced, multimodal, data driven diagnostics, including expanding the innovation capabilities of our New York reference laboratory.”

Dr Antoinette Perry, Associate Professor in Cell & Molecular Biology, University College Dublin, commented:

“The results of this multi-centre study demonstrate strong performance and establish the technology as a first-in-field biomarker test to incorporate ethnicity as a key variable within its predictive algorithm. Prostate cancer incidence and outcomes vary significantly across different geographic and ethnic populations, yet the biological drivers underlying these differences remain incompletely understood.”

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.